Filed by Delek US Holdings, Inc
(Commission File No. 001-32868)
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Alon USA Energy, Inc.
(Commission File No. 001-32567)

Regarding: Delek /Alon Merger FAQ
FREQUENTLY ASKED QUESTIONS
April 12, 2017
This document is intended to provide answers to questions concerning the Delek and Alon mergers received from current Delek and Alon employees in the “Questions” mailboxes hosted at each organization. In some cases, questions have been rephrased or combined to represent multiple questions that were received regarding the same topic. Some questions may only apply to current Delek or to current Alon employees and may not be applicable across both groups. Due to legal constraints, we cannot integrate the companies until the closing has occurred and we are not able to provide answers to all questions, including those related to the company’s long-term strategic plans. Please note: the answers provided below are what we are able to communicate or know at this time. Additionally, the answers provided below could change in the future due to changing business needs or as a result of new developments or information.

Compensation and Benefits
Q: How might our Health and Welfare benefits change with the mergers?
A: Employee benefits are an important part of Delek’s overall total rewards offering to attract and retain employees. The majority of health and welfare benefits should remain unchanged for the remainder of 2017. We do expect to take time in 2017 to review both Alon and Delek's benefit plans and, after the mergers have closed, standardize them across the combined company as much as possible in 2018.
Q: What will happen to the Alon pension plan?
A: Delek does not have a defined benefit pension plan. Instead, Delek has a comprehensive program that includes the combination of a defined contribution plan 401(k) with company matching and equity programs for all eligible employees to assist in retirement preparation. Delek is considering options that would stop or freeze future accruals of pension benefits, where applicable, after the closing of the mergers. Employees will be notified in advance of any decisions that are made related to the Alon pension plan. (Note: It is recognized that any such changes will need to be negotiated with those employees covered by a bargaining agreement.)
Q: Will there be changes to my pay (base compensation, bonus, commission, etc.)?
A: While we don’t anticipate any immediate changes to the majority of employees’ pay after closing, we do plan to review the pay philosophy and structure to ensure that it is consistent and competitive to attract and retain talent in the organization.

Q: Will we retain our current Paid Time Off (PTO) benefits and hire date?
A: PTO should remain unchanged for 2017, and we plan to evaluate and harmonize our benefits as much as possible in 2018. Seniority dates will be bridged for Alon employees as they enter the Delek structure.
Q: Does Delek offer a tuition reimbursement program? If so, will the retail division employees be eligible?
A: Delek does not currently offer a tuition reimbursement program.
Q: What are the plans for our Principal Retirement Services accounts, including the pension and 401(k)? Will we have to convert our plans to Delek plans or is there a chance we could retain our current plans?
A: We expect no changes to Alon’s Third Party Administrator in 2017 (Principal). We plan to evaluate both Delek and Alon’s 401(k) plans and Third Party Administrators and harmonize, where applicable, in 2018.

Transition
Q: The March 8 memo from Uzi states that employees will be approached about filling specific roles in late March or early April. What kinds of positions will be available?
A: Delek has been working diligently to define the new operating structure going forward for the organization. We understand the anxiety a major organizational change can cause for employees, and will do our best to communicate as early as we can when final decisions have been made and we are legally able to do so.
Q: If I am offered a position with Delek in the Nashville office and accept that offer, what will the relocation package consist of and how does the process work?
A: Delek has recently partnered with Cornerstone Relocation Services in anticipation of managing upcoming relocations. We are partnering with Cornerstone Relocation Services to develop a program for those employees who will be asked to move. Information about relocation assistance will be provided to individuals who are asked to relocate as it becomes available.
Q: How long will the transition take?
A: As a general statement, we expect the integration to be complete by the end of 2018. Many items should be completed much more quickly, but major activities, such as consolidation of accounting, HR and IT systems, are expected to take more time.
Q: If I have not yet had a meeting with Delek or my Delek counterpart does this mean I am considered non-essential personnel?
A: No. Delek is continuing to review staffing needs on a go forward basis.
Q: If my position is eliminated will I be receiving a severance package? What does a typical severance package look like?
A: Employees who are covered by the program outlined by Alon USA prior to the execution of the merger agreement will be eligible for severance if they meet the requirements of the program or are subject to the conditions set forth in the program. We plan to pay any amounts due pursuant to the severance plan in one check and years of service will be dictated by the terms of the program outlined by Alon USA to its employees.
Q: If I am considered non-essential and severed early in the transition process, will I have the opportunity to apply for employment in another job function?
A: Employees impacted by the mergers may be considered for other roles in the combined post-closing organization.
Q: How many days’ notice will be provided to us prior to receiving our official severance?
A: The Company will try to provide as much notice as possible when we have decisions finalized and are legally able to do so.
Q: During the meeting with Uzi, he mentioned that Alon employees would be offered support and resources to help us find new employment. When will we be able to take advantage of these benefits?
A: Outplacement will be offered to severed employees impacted by the mergers. These benefits will be provided to employees upon leaving the organization.
Q: If I am receiving a severance package will I be eligible for COBRA?
A: Yes, if you have elected health and welfare benefits in 2017 you will be eligible for COBRA benefits.
Q: How much will COBRA cost me?
A: COBRA benefits cost varies by the plan(s) in which you are currently enrolled. Please see your local HR representative to get current COBRA rates.
Q: Will my YTD expenses applied against my current deductible be carried forward to COBRA?
A: Yes.

Financial
Q: What type of earnings growth is executive leadership targeting over the next five years?
A: While we have not set specific earnings growth targets for the five year period post-closing, we are excited about this strategic combination as we expect that the combination will result in a larger, more diverse company that is well positioned to take advantage of opportunities in the market and better navigate the cyclical nature of our business. The combination is expected to create a refining system that will be one of the largest buyers of crude from the Permian Basin among the independent refiners. We expect to unlock logistics value through future potential drop downs to Delek Logistics Partners and to create a platform for future logistics projects to support our larger refining system.
Operational
Q: Can you provide a high-level comparison of facilities from a safety, environmental, reliability and capacity utilization standpoint?
A: After the closing, we expect to provide more information to employees regarding our on-going operations.
Q: When will we know the mergers’ impact on operating budgets and staffing?
A: At the refinery and retail operational level, we would not expect any meaningful changes to the 2017 operating budgets or current staffing levels. Later this year, assuming a timely closing, we expect to use a new budgeting process to allow all facilities to prepare their budgets for 2018 on a consistent, established base of assumptions and general ledger account templates.
Organizational
Q: Will the mergers change refinery leadership at operating sites?
A: We currently have no plans to make changes to the refinery site leadership teams in conjunction with the mergers. Alon’s Corporate Refining group will be absorbed into Delek's current organization, and reporting between the facilities and the corporate office will change if closing occurs.
Q: What will the new organizational structure look like?
A: The new organization structure will be communicated after the mergers close.
Q: How might the culture of the company change?
A: Communications will continue to be a focus across both organizations to ensure alignment and execution of the combined company's business plans. The goal will be to benefit from best practices that both Delek and Alon USA bring to the combined organizations in order to best position it for future success.
Q: Will Nashville employees have the opportunity to come to Dallas to learn our crude transactions processes?
A: The Integration Teams, at a functional or departmental level, will determine the best manner in which to transition to the new organization and incorporate that into their Integration Plan. This could involve travel between Nashville and Dallas, video or teleconferences, or web-based meetings. The timing of the transition of functions will be incorporated into the Integration Plans.
Q: Are there plans to maintain some positions in Dallas long-term?
A: We are currently reviewing multiple aspects of the new operating model to determine the optimal location for various positions. There is potential that some positions will be better suited to remain in Dallas to serve their customer base.

Safe Harbor Provisions Regarding Forward-Looking Statements
This communication contains forward-looking statements that are based upon current expectations and involve a number of risks and uncertainties. Statements concerning current estimates, expectations and projections about future results, performance, prospects, opportunities, plans, actions and events and other statements, concerns, or matters that are not historical facts are “forward-looking statements,” as that term is defined under the federal securities laws.  These forward-looking statements include, but are not limited to, statements regarding the proposed merger with Alon, integration and transition plans, synergies, opportunities, anticipated future performance and financial position, and other factors.

Investors are cautioned that the following important factors, among others, may affect these forward-looking statements. These factors include but are not limited to: risks and uncertainties related to the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Delek US may not approve the issuance of new shares of common stock in the merger or that stockholders of Alon may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Delek US' common stock or Alon's common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Delek US and Alon to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, uncertainty related to timing and amount of future share repurchases and dividend payments,  risks and uncertainties with respect to the quantities and costs of crude oil we are able to obtain and the price of the refined petroleum products we ultimately sell; gains and losses from derivative instruments; management's ability to execute its strategy of growth through acquisitions and the transactional risks associated with acquisitions and dispositions; acquired assets may suffer a diminishment in fair value as a result of which we may need to record a write-down or impairment in carrying value of the asset; changes in the scope, costs, and/or timing of capital and maintenance projects; operating hazards inherent in transporting, storing and processing crude oil and intermediate and finished petroleum products; our competitive position and the effects of competition; the projected growth of the industries in which we operate; general economic and business conditions affecting the southern United States; and other risks contained in Delek US’ and Alon’s  filings with the United States Securities and Exchange Commission.

Forward-looking statements should not be read as a guarantee of future performance or results and will not be accurate indications of the times at or by which such performance or results will be achieved.  Forward-looking information is based on information available at the time and/or management's good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements.  Delek US undertakes no obligation to update or revise any such forward-looking statements, except as required by applicable law or regulation.

No Offer or Solicitation
This communication relates to a proposed business combination between Delek US and Alon. This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
This communication may be deemed to be solicitation material in respect of the proposed transaction between Delek US and Alon. In connection with the proposed transaction, Delek US and/or Alon may file one or more proxy statements, registration statements, proxy statement/prospectuses or other documents with the SEC. This communication is not a substitute for the proxy statement, registration statement, proxy statement/prospectus or any other documents that Delek US or Alon may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS OF DELEK US AND ALON ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S) AND/OR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Delek US and/or Alon, as applicable. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC's website, http://www.sec.gov. Copies of documents filed with the SEC by Delek US will be made available free of charge on Delek US’ website at http://www.delekus.com or by contacting Delek US’ Investor Relations Department by phone at 615-435-1366. Copies of documents filed with the SEC by Alon will be made available free of charge on Alon's website at http://www.alonusa.com or by contacting Alon's Investor Relations Department by phone at 972-367-3808.

Participants in the Solicitation
Delek US and its directors and executive officers, and Alon and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Delek US common stock and Alon common stock in respect of the proposed transaction. Information about the directors and executive officers of Delek US is set forth in the proxy statement for Delek US’ 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2016, and in the other documents filed after the date thereof by Delek US with the SEC. Information about the directors and executive officers of Alon is set forth in the proxy statement for Alon's 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2016, and in the other documents filed after the date thereof by Alon with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.